SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: February 18, 2015

List of materials

Documents attached hereto:

i) Press release announcing Sony Mid-Term Corporate Strategy for FY2015 - FY2017

1-7-1 Konan, Minato-ku, Tokyo Sony Corporation

No. 15-017E
February 18, 2015

Sony Mid-Term Corporate Strategy for FY2015 – FY2017

Positioning Return on Equity (ROE) as the Company’s Primary Key Performance
Indicator and Prioritizing Profitability in its Business Operations
with the Aim of Transforming into a Highly Profitable Enterprise

Tokyo – February 18, 2015 – Sony Corporation (“Sony” or “the Company”) today held its Corporate Strategy Meeting and unveiled a mid-term strategy that charts the path forward for the Company over the next three years, starting with the fiscal year ending March 31, 2016 (“FY2015”) and finishing with the fiscal year ending March 31, 2018 (“FY2017”).

Sony will position Return on Equity (ROE) as its primary key performance indicator and has set a target for consolidated ROE of more than 10% and a target for consolidated operating profit of more than 500 billion yen for the Sony Group in FY2017, the final year of its mid-range corporate plan. The Company aims to achieve these goals and realize its transformation into a highly profitable enterprise by implementing the following key strategies.

Key strategies for business operations

●	Business management that emphasizes profitability, without necessarily pursuing volume
●	Business management that grants each business unit greater autonomy and mandates a focus on shareholder value
●	Clearly defined positioning of each business within a broader business portfolio perspective

Based on its specific characteristics and the competitive landscape, each of the Sony Group’s businesses will be classified as a “growth driver,” “stable profit generator,” or “area focusing on volatility management” in terms of its position within the Company’s overall business portfolio. Each business will then be assigned a target figure for Return on Invested Capital (ROIC) linked with the ROE target for Sony Group as a whole, and managed with a clear emphasis on profitability.

1.	Growth drivers:

Sony is positioning Devices, Game & Network Services, Pictures, and Music as the segments that will drive its profit growth over the next three years. It will implement growth measures and engage in aggressive capital investment in these areas with the aim of achieving both sales growth and profit expansion.

In Devices, Sony aims to further bolster its competitive edge in the area of CMOS image sensors by investing to increase production capacity and enhance R&D. In Games & Network Services, the Company will strive to further expand the installed user base of the PlayStation® platform and PlayStation®Network (“PSN”). In Pictures, Sony will focus on expanding the audience for its Media Networks business by growing ratings and increasing its channel offering, strengthening its Television Production business, and improving margins in its Motion Picture business. In Music, the Company will increase its focus on growth areas such as the streaming music market.

2.	Stable profit generators:

As businesses capable of contributing stable profit, Sony will prioritize the generation of steady profit and positive cash flow for Imaging Products & Solutions and Video & Sound. While Sony does not anticipate overall market growth in these areas, the Company will target certain areas within each market that are unlikely to experience commoditization by continuing to offer new, high value-added products such as its advanced mirrorless single-lens reflex cameras and high-resolution audio products. By capitalizing on its existing technological expertise in these areas rather than engaging in large-scale investments, and by optimizing fixed costs and enhancing inventory control, Sony will aim to maximize profits and return on investment.

3.	Areas focusing on volatility management:

The TV and Mobile Communications businesses operate in markets characterized by high volatility and challenging competitive landscapes. In view of this business environment, Sony will place the highest priority on curtailing risk and securing profits in its operation of these businesses. Since both markets are experiencing intense cost competition and commoditization, Sony will strive to further increase the added value of its products by leveraging its in-house technologies and component devices. By carefully selecting the territories and product areas it targets, Sony will seek to limit its capital investment and establish a business structure capable of securing stable profits. The Company will also continue to explore potential alliances with other companies in these areas, in response to changes in the business landscape.

In the Financial Services segment, each of the life insurance, non-life insurance, banking and nursing care businesses will target further stable business expansion and profit growth by continuing to provide high quality services that our customers trust and are satisfied with.

Furthermore, with the aim of delivering sustained, high profit levels from the fiscal year ending March 31, 2019 (“FY2018”) onwards, Sony will seek to reinforce its deployment of “recurring-revenue business models,” built on solid customer foundations and business platforms. Already successfully implemented in the areas of Game and Financial Services, Sony will seek to further leverage this approach within its Network Services business, the Media Networks business operated by the Pictures segment, and also for interchangeable lenses and accessories within the Digital Imaging business.

In the medical field, one of Sony’s new business areas, Sony Olympus Medical Solutions Inc. is proceeding as planned with the development of surgical endoscopy systems and other medical solutions.

New organizational and management structure

In order to realize its transformation into a highly profitable enterprise, Sony will realign its organizational structure and management team.

In each of its business units, Sony will ensure the implementation of 1) clearly attributable accountability and responsibility, 2) management policies with an emphasis on sustainable profit generation and 3) the acceleration of decision-making processes and reinforcement of business competitiveness. To achieve this, Sony plans to sequentially split out the business units currently within Sony Corporation.

Following the split out of its TV business last year, Sony is targeting October 1, 2015 to commence the next stage of this reorganization process by splitting out the Video & Sound business unit and launching it as a self-sustained, wholly owned subsidiary. Sony also intends to move forward with preparations for splitting out other business units thereafter. For those business units that are already operating as subsidiaries, Sony will move to further increase their levels of autonomy based on the strategy outlined above.

Sony will also realign its management team in some areas, promoting individuals with wide-ranging experience as well as those capable of autonomous management. The new management structure will incorporate more clearly defined roles and responsibilities within each business unit and the headquarters operations.
For additional details, please refer to our executive appointment announced today.

Sony is setting “profit generation and investment for growth” as the theme of its mid-range corporate plan from FY2015 through FY2017. In order to continue providing customers with kando – to move them emotionally – and inspire and fulfill their curiosity, Sony will strive to deliver unique products, services and business models that generate customer value and thus enhance its corporate value.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s effort to anticipate and manage cybersecurity risk, including the risk of potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.

Risks and uncertainties also include the impact of any future events with material adverse impact.